FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 5 December 2002

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)
25 Victoria Street LONDON SW1H 0EX (Address of principal executive office)	Sara Burgerhartstraat 25 1055 KV AMSTERDAM THE NETHERLANDS (Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

                                                          Form 20-F   X                                 Form 40-F...

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                          Yes...                                                  No   X

Schedule of Information contained in this Report

Reed Elsevier appoints CEO for its Global Education Business.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC	REED ELSEVIER NV
/S/ L. DIXON	/S/ L. DIXON
By: L. Dixon Title: Deputy Secretary	By: L Dixon Title: Authorised Signatory
Date: 5 December 2002	Date: 5 December 2002